CIGNA CORPORATION		EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Six Months Ended
	June 30
	2004	2003

Income from continuing operations before income taxes	$1,061	$201

Adjustments:
Loss from equity investee	-	2

Income from continuing operations before income taxes, as adjusted	$1,061	$203

Fixed charges included in income:

Interest expense	$55	$56
Interest portion of rental expense	24	27

	79	83

Interest credited to contractholders	418	507

	$497	$590

Income available for fixed charges (including interest
credited to contractholders)	$1,558	$793

Income available for fixed charges (excluding interest
credited to contractholders)	$1,140	$286

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	3.1	1.3

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	14.4	3.4